Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except for ratios)

	Nine
	months
	ended
	September
	30, 2005	2004	2003	2002	2001	2000

Earnings:
Income before income taxes and cumulative effect of an accounting change	$89,172	$100,966	$118,095	$71,209	$978	$107,586
Add: Fixed charges	14,795	11,988	13,204	14,556	10,610	9,455

Total Earnings, as defined	103,967	112,954	131,299	85,765	11,588	117,041

Fixed Charges
Interest Expense	5,736	308	62	198	276	339
Amortization of debt expense	1,180	—	—	—	—	—
Estimated interest portion on rental expense	7,879	11,680	13,142	14,358	10,334	9,116

Total Fixed Charges	14,795	11,988	13,204	14,556	10,610	9,455

Ratio of earnings to fixed charges	7.0	9.4	9.9	5.9	1.1	12.4